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                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-100525

                 CORPORATE PROPERTY ASSOCIATES 15 INCORPORATED

                       SUPPLEMENT DATED JULY 25, 2003 TO
         PROSPECTUS DATED MAY 13, 2003 AS SUPPLEMENTED ON MAY 20, 2003

                           SUMMARY OF THE SUPPLEMENT

                     DESCRIPTION OF THE PROPERTIES (PAGE 1)

     This section describes property we purchased and leased to Lillian Vernon Corporation and property we propose to purchase and lease to Dick's Sporting Goods, Inc.

                             THE OFFERING (PAGE 2)

     This section sets forth information on our sale and issuance of shares to shareholders.

Capitalized terms not defined in this supplement will have the meanings ascribed to them in the Prospectus.
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                         DESCRIPTION OF THE PROPERTIES

DESCRIPTION OF ACQUISITION OF PROPERTY LEASED TO LILLIAN VERNON CORPORATION

  GENERAL

     We have, through a wholly-owned subsidiary, acquired from and leased back to Lillian Vernon Corporation, a Delaware corporation , a facility located in Virginia Beach, Virginia. The acquisition took place on July 2, 2003.

  PURCHASE TERMS

     The cost of the facility, including the acquisition fee payable to Carey Asset Management Corp., was approximately $38,743,000, an amount less than the appraised value of the facility. We paid at closing an acquisition fee of approximately $969,000 to Carey Asset Management Corp. Carey Asset Management Corp. is also expected to receive a deferred fee in the total amount of approximately $775,000, payable in each of the next four years, but only if we satisfy the preferred return.

  DESCRIPTION OF LEASE

     The facility is leased to Lillian Vernon under an absolute net and bond-type lease. Lillian Vernon pays maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. The initial term of the lease is 20 years, followed by two renewal terms of ten (10) years each, at the option of Lillian Vernon. The initial aggregate annual rent under the lease is approximately $3,848,000, payable quarterly in advance in equal installments of approximately $962,000. Additionally, the lease provides for annual rent to be subject to periodic increases in accordance with the Consumer Price Index, commencing on the third anniversary of the first full rent payment.

  DESCRIPTION OF PROPOSED FINANCING

     We are seeking secured mortgage financing in the amount of approximately $24,000,000.

  DESCRIPTION OF LILLIAN VERNON

     Lillian Vernon Corporation is a catalog and online retailer that markets gifts, housewares, gardening, Christmas, and children's products. It is one of the largest specialty catalogs in the United States. Lillian Vernon and its subsidiaries publish seven catalog titles: Lillian Vernon, Lilly's Kids, Christmas Memories, Favorites, Personalized Gifts, Rue de France and a Sale catalog. The Company also sells its products in the business-to-business and outlet store markets. Lillian Vernon was acquired by a private equity fund managed by Ripplewood Holdings L.L.C. on July 2, 2003. Prior to the acquisition, Lillian Vernon was publicly traded on the American Stock Exchange.

DESCRIPTION OF PROPOSED ACQUISITION OF PROPERTY TO BE LEASED TO DICK'S SPORTING GOODS, INC.

  GENERAL

     We, through a wholly-owned subsidiary, intend to be the assignee of a ground lease on certain real property in Greenwood, Indiana on which a two story, 75,000 square foot retail building is to be constructed. Concurrently with the acquisition of this facility, Dick's Sporting Goods, Inc. will enter into a net-lease and an agreement to construct the facility.

  PROPOSED PURCHASE TERMS

     The cost of the facility, including the acquisition fee payable to Carey Asset Management Corp. will be capped at $8,746,597, an amount less than the appraised value of the facility when completed. Dick's Sporting Goods will fund the construction of the facility subject to a maximum cost of $8,353,000. At closing, a sum to be determined will be disbursed to Dick's Sporting Goods for the assignment of the ground lease, plus a

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portion of the acquisition fee payable to Carey Asset Management Corp. in the amount of $218,665. Carey Asset Management Corp. will receive a deferred fee of $43,733 payable in each of the next four years, but only if we satisfy the preferred return.

  DESCRIPTION OF THE PROPOSED LEASE

     The lease is expected to be absolutely net and bondable and in financable form. Dick's Sporting Goods will pay ground rent, maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. There will be a primary construction term followed by an initial lease term of 20 years, followed by three 10-year renewal terms at the option of the tenant. Upon construction of the improvements, it is estimated that the initial aggregate annual rent under the lease will be $783,094, payable in equal quarterly installments of $195,773.50. Additionally, the lease will provide for annual rent to be increased by 10.4% every five years. During the primary construction term, the rent will be payable monthly in an amount equal to a percentage equal to LIBOR plus 400 basis points of the funds advanced for construction.

  DESCRIPTION OF THE PROPOSED FINANCING

     We will endeavor to secure mortgage financing in an amount of not less than $5,000,000 for the facility, at a fixed interest rate of not higher than 8.25% for a term of not less than 10 years amortized over not more than 30 years. There can be no assurance that we will be successful in securing mortgage financing or mortgage financing in the terms described.

  DESCRIPTION OF DICK'S SPORTING GOODS, INC.

     Dick's Sporting Goods, Inc. is a sporting goods retailer that offers a broad selection of brand name sporting goods equipment, apparel and footwear. The company is a full-line sporting goods retailer in the United States. Its core focus is to be an authentic sporting goods retailer by offering a broad selection of brand name sporting goods equipment, apparel and footwear that enhances its customers' performance and enjoyment of their sports activities. Each of the company's stores typically contains five specialty stores. Its "store-within-a-store" concept is designed to create a unique shopping environment by combining convenience, broad assortment and competitive prices of large format stores with the brand names, deep product selection within a category and the customer service of a specialty store. The company also operates an e-commerce website.

                                  THE OFFERING

     As of July 14, 2003, we have issued 89,000,496 shares to investors in return for approximately $888,635,125 in gross proceeds.

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